NAME OF REGISTRANT: Safeway, Inc.
NAME OF PERSON RELYING ON EXEMPTION: The Green Century Equity Fund
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 7 on Safeway, Inc. 2014 Proxy Statement:
Label Private Line Products Containing Genetically Modified Organisms (GMOs)
Safeway, Inc.   Symbol:  SWY
Filed by: The Green Century Equity Fund

Majority of U.S. Consumers Favor GMO Labeling, Green Century Urges Safeway to Respond

Genetic modification is the process by which scientists combine the genes of unrelated species, or artificially alter the genes of existing species, to create novel organisms not normally found in nature. The vast majority of U.S. consumers believe products containing genetically modified organisms (GMOs) should be labeled as such, citing concerns about the potential long-term environmental and public health risks which remain controversial and unknown. Several companies, including Whole Foods, Chipotle and Ben & Jerry’s, are among the first wave of companies to have responded to consumer demand by voluntarily providing consumers with GMO labeling information for their products. Labeling products that contain GMOs is already required in 64 nations, and in 2013 26 of all U.S. states introduced bills that would require GMO labeling. Proponents contend that failure to provide consumers with GMO labeling information could put the company at a competitive disadvantage against more transparent companies.

Rationale for a Yes Vote:

1.	Consumer demand for GMO labeling information is unprecedented and growing.

2.	The risks to public health and the environment from GMOs are controversial and remain uncertain.

3.	Proponents believe Safeway could enjoy a first mover advantage by going beyond current regulatory requirements to meet growing and still unmet consumer demand for GMO labeling.

4.	Proponents believe the costs of labeling may be overstated, particularly when weighed against the first mover benefits.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

Rationale Point 1: Consumer demand for GMO labeling information in the U.S. is unprecedented and growing.

Demand for transparent labeling of products containing GMOs has risen to unprecedented levels among U.S. consumers in recent years. According to a July 2013 poll in the New York Times, 93% of respondents surveyed said that foods containing genetically modified ingredients should be labeled as such.1 Reflecting this surge in popular opinion, 26 of all U.S. states introduced bills in 2013 that would require labeling of products containing GMOs, with Connecticut and Maine passing such laws that will trigger when other New England states do likewise.2 Additionally, in January 2014, four U.S. lawmakers joined with more than 200 food companies, organic farming groups, and health and environment organizations to urge President Barack Obama to require manufacturers to label food products that contain genetically engineered ingredients.3 Indeed, 64 countries around the globe, including the European Union, Australia, China, Japan, India, and Russia require GMO labeling.4 Growing support for GMO labeling from industry, lawmakers, and the public could result in tightened regulations in the United States around labeling products that contain GMOs. Proponents contend that Safeway would benefit from taking a pro-active approach to voluntarily providing consumers with GMO labeling information.

Rationale Point 2: The risks to public health and the environment from GMOs are controversial and remain uncertain.

Genetic modification is the process by which scientists combine the genes of unrelated species, or artificially alter the genes of existing species, to create novel organisms not normally found in nature. These genetically engineered organisms are not required in the U.S. to undergo any safety testing by regulatory agencies, and instead industry is ‘recommended’ to voluntarily provide data supporting their safety.5 The long-term risks and impacts on public and environmental health are controversial and remain uncertain:

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A report completed in 2000 by the FAO/WHO recommended that safety assessments of genetically engineered foods should include an assessment of the allergenicity of novel proteins, which is currently not required in the United States.6

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A 2012 peer-reviewed study found that herbicide-tolerant “RoundUp Ready” GMO crops have led to the development of herbicide-resistant “superweeds,” which require more and more herbicides to combat them.7

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GMO contamination resulting from GMO seeds straying onto non-GMO fields, including organic fields, has caused millions of dollars in damage to farmers, feed companies, and markets.8  The recent discovery of non-approved GMO wheat growing in Oregon has caused other countries (Japan and South Korea so far) to ban the import of US wheat altogether.9

1 New York Times, July 7 2013, “Strong Support for Labeling Modified Foods”, http://www.nytimes.com/2013/07/28/science/strong-support-for-labeling-modified-foods.html?_r=2&
2 Center for Food Safety, 2014, “State Labeling Initiatives”, http://www.centerforfoodsafety.org/issues/976/ge-food-labeling/state-labeling-initiatives
3 Reuter, Jan. 16, “Organic Food and Farm Groups Ask Obama to require GMO Food Labels”, http://www.reuters.com/article/2014/01/16/us-usa-gmo-labeling-idUSBREA0F10H20140116
4  http://justlabelit.org/right-to-know/labeling-around-the-world/
5 American Medical Association (2012). Report 2 of the Council on Science and Public Health: Labeling of Bioengineered Foods. "To better detect potential harms of bioengineered foods, the Council believes that pre-market safety assessment should shift from a voluntary notification process to a mandatory requirement." page 7
6 Food and Agriculture Organization of the United Nations, World Health Organization. 2000. “Safety Aspects of Genetically Modified Foods of Plant Origin” http://www.who.int/foodsafety/publications/biotech/en/ec_june2000_en.pdf
7 7“Impacts of genetically engineered crops on pesticide use in the U.S. -- the first sixteen years.”  Charles M Benbrook, Washington State
 University,  Environmental Sciences Europe, 2012, <http://www.sciencedaily.com/releases/2012/10/121002092839.htm >.
8 “GM Contamination Register,” Gene Watch UK and Greenpeace International, 2012.
<http://www.gmcontaminationregister.org/index.php?content=ho>.
9 “South Korea joins Japanese ban on U.S. wheat imports after shocking GMO contamination announcement by USDA”, Mike Adams, Natural
 News, <http://www.naturalnews.com/040604_GMO_contamination_wheat_South_Korea.html>.

While the potential long-term health risks associated with GMOs remain unknown, Safeway is exposed to significant financial, regulatory, and reputational risks if it is unprepared to identify GMOs in its supply chain should public health risks arise. Particularly when it comes to the issue of food safety and consumer health, proponents urge Safeway to take a precautionary approach to providing transparent labeling that supports informed consumer choice.

Proponents contend that until and unless long-term safety testing demonstrates that genetically engineered organisms are not harmful to humans, animals, or the environment, the company would benefit from identifying and labeling such ingredients present in its products.

Rationale Point 3: Proponents believe Safeway could enjoy a first mover advantage by going beyond current regulatory requirements to meet growing and still unmet consumer demand for GMO labeling.

Safeway faces significant competition in its industry, and could benefit from moving more rapidly than competitors to capitalize on the growing support for GMO labeling from consumers, lawmakers, and the public. In its 2013 10-K, Safeway recognizes that,

 “[b]ecause we face intense competition, we need to anticipate and respond to changing consumer demands more effectively than our competitors. We strive to achieve and maintain favorable recognition of our unique private-label brands, effectively market our products to consumers, competitively price our products and maintain and enhance a perception of value for consumers.”10

The first mover advantages from being among the first wave of companies to provide consumers with transparent GMO labeling information could significantly enhance Safeway’s brand and perception of value among consumers. Several companies, including Whole Foods, Chipotle and Ben & Jerry’s, have already responded to consumer demand by voluntarily disclosing the presence of GMO in their products.11 While Safeway currently provides a few premium non-GMO product lines, proponents contend that this fails to address the large proportion of consumers who are seeking transparent labeling without necessarily the additional ‘non-GMO’ premium. Proponents contend that Safeway could secure or increase market access by moving more rapidly than competitors—as well as regulators-- to capitalize on this rapidly growing consumer demand for GMO labeling.

Rationale Point 4: Proponents believe the costs of labeling may be overstated, particularly when weighed against the first mover benefits.

Companies regularly change food product labels in response to shifting consumer dietary preferences without bearing a significant cost burden - for example around gluten, dairy, nuts, Kosher, etc. Proponents believe that Safeway’s claims that labeling products that contain GMOs would be cost-prohibitive may be overstated:

10 Safeway 2012 10-k https://www.sec.gov/Archives/edgar/data/86144/000008614413000009/swy-122912x10k.htm
11 “Chipotle Becomes First US Restaurant Chain to Label Genetically Modified Ingredients.” http://cir.ca/news/us-food-companies-label-gmos

•	Regarding GMO labeling specifically, multi-national companies already routinely adjust their labels to comply with the GMO labeling requirements in 64 nations around the globe.

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After Europe introduced GMO labeling in 1997, "it did not result in increased costs, despite the horrifying (double-digit) prediction of some interests”, according to David Byrne, former European Commissioner for Health and Consumer Protection of the European Parliament. 12

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In the United States, Emory University Ph.D. Joanna Shepard-Bailey reported in the Economic Assessment of Proposition 37 that, “the relabeling expenses associated with the redesign of package labels and display of placards at grocery stores …shows little or no change in consumer food prices as a result of these relabeling expenses.”13

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Studies that claim GMO labeling would increases costs tend to base those estimates on the assumption that companies would choose to reformulate products to avoid GMOs, rather than identify and label ingredients in the current formula.14

Proponents contend that in addition to overstating costs, the benefits associated with providing consumers with GMO labeling information are unaccounted for. As noted above, consumer demand for GMO labeling is unprecedented and much greater than consumer demand for premium non-GMO products. Capitalizing on this demand could significantly benefit Safeway’s brand, perception of value among consumers, and market access, while protecting the company against risks associated with potential regulatory changes, product liability, market loss, or reputational damage.

Conclusion

Proponents believe that if Safeway were to provide consumers with GMO labeling information for all of its private line products, the company and shareholders would benefit from the first mover competitive advantages that could include enhanced perception of value among consumers and associated increase in market access, as well as protection against risks associated with regulatory changes, product liability, market loss, or reputational damage.

We urge you to vote FOR this resolution.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 7 following the instruction provided on the management’s proxy mailing.

12 European Commissioner for Health and Consumer Protection, Sep. 11 2001, “Proposal for Regulation of GM Food and Feed”, http://ec.europa.eu/dgs/health_consumer/library/speeches/speech114_en.pdf
13 Alliance for Natural Health, 2012, Economic Assessment: Proposed California Right to Know Genetically Modified Engineered Food Act (Prop 37) Likely to Cause No Change in Food Prices, Minor Litigation Costs, and Negligible Administrative Costs, http://www.anh-usa.org/wp-content/uploads/2012/08/GE-Food-Act-Costs-Assessment.pdf
14 “Why GMO Labeling Won’t Increase Food Prices.” 2013. http://grist.org/food/would-gmo-labeling-increase-food-prices/